Pillsbury Winthrop Shaw Pittman LLP

50 Fremont Street | San Francisco, CA 94105-2228 | tel 415.983.1000 | fax 415.983.1200

MAILING ADDRESS: P. O. Box 7880 | San Francisco, CA 94120-7880

November 19, 2008

Justin D. Hovey

tel 415.983.6117

justin.hovey@pillsburylaw.com

VIA EDGAR AND FEDERAL EXPRESS

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F. Street, N.E.

Washington, DC 20549

Attention: Edwin Kim

Re:	Potlatch Forest Products Corporation
Form 10 Amendment No. 3
Filed November 6, 2008
(SEC File No. 001-34146)

Dear Mr. Kim:

On behalf of Potlatch Forest Products Corporation (to be renamed Clearwater Paper Corporation) (the “Company”), we are transmitting for filing a copy of Amendment No. 4 (the “Amendment”) to the Form 10 Registration Statement (SEC File No. 001-34146) (the “Registration Statement”), marked to show changes from the Registration Statement filed with the Securities and Exchange Commission (the “Commission”) on November 6, 2008.

The Amendment is being filed in response to comments received from the Commission staff (the “Staff”) by letter dated November 14, 2008. The relevant text of the Staff’s comments has been included in this letter. The numbering of the Company’s responses corresponds to the numbering in the Staff’s letter.

U.S. Securities and Exchange Commission

November 19, 2008

Our Relationship with Potlatch Corporation After the Spin-off, page 30

Retained Obligation Agreement, page 31

1.	Please file the retained obligation agreement with your next amendment and revise your disclosure appropriately, including describing all material restrictions, covenants, and conditions in sufficient detail.

Response: The Company has filed the form of retained obligation agreement with the Amendment. The Company has revised the disclosure on pages 32 and 58 of the information statement to provide further description of the material restrictions, covenants and conditions contained in the retained obligation agreement.

2.	Please clarify which Potlatch Corporation affiliate originated the $100 million in REIT Conversion Indebtedness debentures.

Response: The Company has revised the disclosure on page 31 of the information statement to clarify which Potlatch Corporation affiliate originated the $100 million principal amount of debentures.

Unaudited Pro Forma Condensed Combined Financial Statements, page 39

Unaudited Pro Forma Condensed Combined Balance Sheet, page 40

3.	We note pro forma adjustment (a) relates to your intention to immediately draw $50 million from your credit facility. It appears this adjustment is not directly attributable the transaction nor factually supportable in the context of Article 11 of Regulation S-X. Please revise to remove this adjustment from the face of your pro forma financial statements. The Staff will not object to including this adjustment in a note to your pro forma financial statements with related disclosure indicating this adjustment is not included in your pro forma financial statements.

Response: In response to the Staff’s comment, the Company has removed the adjustment from the face of its pro forma financial statements.

Unaudited Pro Forma Condensed Combined Statement of Operations, pages 41 and 42

4.

As it relates to pro forma adjustment (a), please tell us whether the components of the entry (i.e. change to rent expense and new compensation arrangements) are based on agreements executed in connection with the spin-

U.S. Securities and Exchange Commission

November 19, 2008

off (i.e. directly attributable to the transaction and factually supportable). If the related amounts are based on actions that you intend to take once the spin-off is complete, it would appear that your pro forma adjustment should be removed because it would not meet the criteria per Article 11 of Regulation S-X. The Staff will not object to including this adjustment in a note to your pro forma financial statements with related disclosure indicating this adjustment is not included in your pro forma financial statements.

Response: The Company advises the Staff that the components of pro forma adjustment (a) are based on agreements that have already been executed and are directly attributable to the transaction. Specifically, the Company is a party to the new compensation arrangements (see the section of the information statement titled “Compensatory Arrangements with Our Named Executive Officers” on page 87 and the related Exhibits 10.10, 10.11 and 10.12 previously filed with the Registration Statement) and has entered into a lease agreement for its corporate offices. These existing agreements, which are directly attributable to the transaction, factually support the pro forma adjustments for the compensation expense and the rent expense.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 43

Debt and Credit Arrangements, page 57

5.	Please clarify whether Potlatch Forest would be responsible paying an interest rate higher than 13% for the $100 million in REIT Conversion Indebtedness it will retain should Potlatch Corporation’s credit rating declines. If so, consider whether a risk factor is appropriate in light of the fact that Potlatch Forest will have no control over Potlatch Corporation.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 32 and 57 of the information statement to reflect that the Company may be responsible for paying an interest rate as high as 14% if Potlatch Corporation’s credit rating applicable to the $100 million principal amount of debentures were to decline. In addition, the Company has added disclosure to the risk factor on page 14 of the information statement to address the risk that the interest rate could increase from 13% to 14%.

6.

Please clarify whether the retained obligation agreement’s provision that any debt issuance in excess of $50 million must be deposited with the indenture trustee applies to the expected revolving credit agreement. For example, if the company needs to draw an additional $50 million from the revolving credit

U.S. Securities and Exchange Commission

November 19, 2008

facility, in addition to the $50 million to be paid to NewCo, please clarify if those funds would be subject to the retained obligation agreement’s restrictions and deposit requirements. If so, please clarify whether there are any provisions in the retained obligation agreement for waivers by Potlatch Corporation in the event Potlatch Forest would need cash under the credit facility for working capital purposes.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 32 and 58 of the information statement to clarify that, under the retained obligation agreement, no additional proceeds from the revolving credit facility are required to be deposited with the indenture trustee and we will not be required to draw from our revolving credit facility to satisfy our obligations under the retained obligation agreement.

7.	Please file the revolving credit agreement with your next amendment and revise your disclosure as appropriate to clarify all material restrictions, covenants, and conditions in sufficient detail.

Response: The Company has filed the form of revolving credit agreement with the Amendment. In addition, the Company has revised the disclosure on pages 32 and 58 of the information statement to disclose the material restrictions, covenants and conditions contained in the revolving credit facility.

Compensation Discussion and Analysis, page 81

8.	We note that in response to comment two from our letter dated October 10, 2008 you have provided tabular compensation information. Please also provide Compensation Discussion and Analysis for these two executive officers as required by Item 402(b) of Regulation S-K.

Response: The requested disclosure has been added on pages 89 through 106 of the information statement.

Summary Compensation Table, page 89

9.	Disclose assumptions made in the valuation of the stock awards by reference to a discussion of those assumptions in the registrant’s financial statements, footnotes to the financial statements, or discussion in the Management’s Discussion and Analysis, See the Instruction to Item 402(c)(2)(v) and (vi) of Regulation S-K.

U.S. Securities and Exchange Commission

November 19, 2008

Response: The requested disclosure has been added on page 100 of the information statement.

Post-Employment Compensation, page 92

10.	Please provide the succinct narratives required by Items 402(h)(3) and 402(i)(3) of Regulation S-K.

Response: The requested disclosure has been added on pages 105 and 106 of the information statement.

Description of Capital Stock, page 99

11.	Please advise us when the anticipated stockholder rights plan is expected to be adopted by the board. If the anticipated stockholder rights plan will be adopted prior to effectiveness, please file the plan as adopted as an exhibit and revise the Description of Capital Stock section of your Information Statement with the appropriate details. We may have further comment.

Response: The Company’s Board of Directors is expected to meet after the Registration Statement has been declared effective to consider the adoption of a stockholder rights plan. The Company has added disclosure on page 112 of the information statement to clarify this point.

Combined Audited Financial Statements General

12.	In connection with our comment below, we note your financial statements have been restated. Please revise the face of your financial statements to clearly indicate that they have been restated and advise your independent accountant to revise their report to include an explanatory paragraph making reference to this restatement.

Response: The Company respectfully submits the Company’s financial statements have not been restated. As defined in SFAS 154, a restatement would be caused by the correction of an error in previously issued financial statements. The changes to the combined financial statements in Amendment No. 3 of the Form 10 were not reflective of the correction of an error; rather, they were reflective of a substantive change in the planned capital structure of the business to be spun-off (the Business). Previously issued versions of the combined financial statements of the Business did not reflect any debt obligations to the Parent. This was because the debt obligations to the Parent were previously not to be retained by or carried forward in the combined financial statements of the Business subsequent to the spin-off, as the Business was to be capitalized through a third-party debt offering concurrent with the spin-off. Due to the difficult credit markets in the United States, such third-party financing was not readily available. Thus the planned capital structure of the Business was modified to reflect the retention of a debt obligation that has resulted in recognition of the note payable to Parent in the accompanying combined financial statements, as well as the related interest expense and tax effects. This change in the planned capital structure of the Business is considered a change in reporting entity, and thus the Company has added disclosure on page F-15 in accordance with the provisions of paragraph 24 of SFAS 154 to clarify the changes to the current version of the combined financial statements as compared to the previously issued version. Also, our independent accountants have revised their report on page F-9 to include a paragraph regarding the change in the combined financial statements.

In analyzing the appropriateness of reflecting the debt obligation in the combined financial statements, the Company made reference to SAB Topic 1-B, which indicates that debt and associated interest should be reflected in carve-out financial statements when “debt specifically related to the operations of the subsidiary and previously carried on the parent’s books will henceforth be recorded in the subsidiary’s books.” In its analysis, the Company noted that the debt obligation to the Parent was an existing obligation of Potlatch Forest Products Corporation (PFPC, the entity that the Business is currently part of) under the Contribution and Assumption Agreement, dated December 30, 2005, between PFPC and Potlatch, and that such legal obligation was previously carried on the Parent’s books (as the primary obligor to the external debt-holders). Subsequent to the spin-off, the debt obligation to the Parent will now be retained by the Business and recorded in the books of Clearwater Paper Corporation. Thus, management concluded that the debt and interest associated with the obligation to the Parent should appropriately be reflected in the combined financial statements, and that such adjustment to the financial statements was triggered by the substantive change in the planned capital structure of the Business that occurred between the filing of Amendments No. 2 and No. 3 of the Form 10. As described above, prior to such change in the capital structure, the debt obligation to the Parent was previously not to be retained by or carried forward in the combined financial statements of the Business subsequent to the spin-off, as the Business was to be capitalized through a third-party debt offering concurrent with the spin-off. Thus, management had concluded that it was appropriate to reflect no debt and interest in the previously issued version of the financial statements. As the changes to the combined financial statements were reflective of the change in structure described above, and there was not an error in previous or current issuances of the combined financial statements, we do not view the changes to represent a “restatement” of the combined financial statements, but rather as a retrospective application as defined in SFAS 154.

13.	We note that you have made several revisions to your audited financial statements since your previous amendment. Please revise to describe the nature of these changes and provide disclosures required by SFAS 154.

Response: As described in more detail in our response to comment #12 above, the Company has added disclosure on page F-15 to describe the nature and effect of the changes to the combined financial statements, in accordance with the “change in reporting entity” provisions of SFAS 154.

U.S. Securities and Exchange Commission

November 19, 2008

The Company respectfully advises the Staff that it still currently expects that Potlatch Corporation’s board of directors will declare the distribution of the Company’s shares in late November or early December 2008, with an expected distribution date in the middle of December 2008. As such, the Company respectfully requests that the Staff provide any remaining comments to the Registration Statement by November 21, 2008, so as to enable the Company sufficient time to respond to any further comments and thereafter be in a position to file a final amendment inserting the record and distribution dates and related information and request acceleration of the effectiveness of the Registration Statement promptly following the board meeting to declare the distribution. Please let us know as soon as possible if you see any impediments to this schedule.

Should you have any questions regarding this filing, please do not hesitate to contact me at (415) 983-6117.

Sincerely yours,

/s/ Justin D. Hovey
Justin D. Hovey

cc:	Pamela Mull
Michael Gadd
Blair White
Heidi Mayon